Exhibit 99.4

As filed with the Securities and Exchange Commission on August 15, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

JAMES HARDIE INDUSTRIES plc

Formerly Known As James Hardie Industries SE

(Exact name of registrant as specified in its charter)

Ireland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

Europa House

Second Floor, Harcourt Centre

Harcourt Street, Dublin 2

Ireland

(Address of Principal Executive Offices)

Amended and Restated James Hardie Industries plc Long Term Incentive Plan 2006

(Full title of the Plan)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(Name and address of agent for service)

(212) 894-8940

Telephone number, including area code, of agent for service

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of shares to be registered	Amount to be registered (1)	Proposed maximum offering price per share/obligation	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value EUR 0.59 per share, to be issued under the LTIP	2,000,000 shares	$12.85(2)	$25,696,000(2)	$3,310

(1)	Represents an additional 2,000,000 shares of the Registrant’s Common Stock, par value EUR 0.59 per share (the “Common Stock”) available for future issuance in accordance with the James Hardie Industries plc Long Term Incentive Plan 2006 (the “LTIP”); and, pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), such indeterminate number of additional shares of Common Stock as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions. CHESS Units of Foreign Securities (“CUFS”) issuable upon deposit of one (1) share of Common Stock and American Depositary Shares evidenced by American Depositary Receipts (“ADRs”) issuable upon deposit of five (5) CUFS have been registered under a separate registration statement.
(2)	Estimated solely for the purpose of determining the amount of the registration fee pursuant to Rules 457(c) and (h) under the Securities Act based on one-fifth of the average of the high and low reported prices of the Registrant’s ADRs on the New York Stock Exchange on August 12, 2014. Each ADR is equal to five (5) shares of Common Stock and one-fifth of the average of the high and low reported price for one ADR was $12.85 on August 12, 2014.

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EXPLANATORY NOTE

This Registration Statement on Form S-8 (the “Registration Statement”) is filed pursuant to General Instruction E to Form S-8 for the purpose of registering an additional 2,000,000 shares of the Common Stock of the Registrant, which may be issued pursuant to awards under the LTIP. In accordance with General Instruction E to Form S-8, the Registrant hereby incorporates herein by reference the Forms S-8 filed by the Registrant with respect to the LTIP on September 11, 2008 (SEC File No. 333-153446), August 21, 2009 (SEC File No. 333-161482) and August 12, 2013 (SEC File No. 333-190551), and the Post-Effective Amendments to certain of the foregoing Forms S-8 filed by the Registrant on February 22, 2010 (SEC File No. 333-161482) and June 17, 2010 (SEC File No. 333-161482) and together with all exhibits filed therewith or incorporated therein by reference.

PART II.

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 8. Exhibits

Exhibit Number	Description

4.1	Articles of Association of James Hardie Industries plc, dated October 15, 2012 (incorporated by reference to Exhibit 99.2 to our filing on Form 6-K filed on October 15, 2012)

4.2	Amended and Restated James Hardie Industries plc Long Term Incentive Plan 2006 (incorporated by reference to Exhibit 4.2 to our filing on Form S-8 filed on August 12, 2013)

5.1	Opinion of Arthur Cox

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2	Consent of Arthur Cox (contained in its opinion filed as Exhibit 5.1 hereto)

24.1	Power of Attorney (contained on the signature pages of this Registration Statement)

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SIGNATURES

Pursuant to the requirements of the Securities Act, James Hardie Industries plc certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dublin, Ireland on this 14th day of August, 2014.

JAMES HARDIE INDUSTRIES PLC

By:	/s/ Matthew Marsh
Matthew Marsh Chief Financial Officer

Each person whose signature appears below hereby appoints Matthew Marsh his true and lawful attorney-in-fact with Mr. Marsh having the authority to execute in the name of each such person, and to file with the Commission, together with any exhibits thereto and other documents therewith, any and all amendments (including without limitation post-effective amendments) to this Registration Statement necessary or advisable to enable the Registrant to comply with the Securities Act, and any rules, regulations and requirements of the Commission in respect thereof, which amendments may make such other changes in the Registration Statement as the aforesaid attorney-in-fact executing the same deems appropriate. Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Louis Gries	Chief Executive Officer and Director	August 14, 2014
Louis Gries	(Principal Executive Officer)

/s/ Matthew Marsh	Chief Financial Officer	August 14, 2014
Matthew Marsh	(Principal Financial and Accounting Officer)

/s/ Michael N. Hammes	Chairman of the Board	August 14, 2014
Michael N. Hammes

/s/ Donald McGauchie AO	Deputy Chairman of the Board	August 14, 2014
Donald McGauchie AO

/s/ Brian Anderson	Director	August 14, 2014
Brian Anderson

/s/ David Harrison	Director	August 14, 2014
David Harrison

/s/ Rudy van der Meer	Director	August 14, 2014
Rudy van der Meer

/s/ James Osborne	Director	August 14, 2014
James Osborne

/s/ Alison Littley	Director	August 14, 2014
Alison Littley

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EXHIBIT INDEX

Exhibit Number	Description

4.1	Articles of Association of James Hardie Industries plc, dated October 15, 2012 (incorporated by reference to Exhibit 99.2 to our filing on Form 6-K filed on October 15, 2012)

4.2	Amended and Restated James Hardie Industries plc Long Term Incentive Plan 2006 (incorporated by reference to Exhibit 4.2 to our filing on Form S-8 filed on August 12, 2013)

5.1	Opinion of Arthur Cox

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2	Consent of Arthur Cox (contained in its opinion filed as Exhibit 5.1 hereto)

24.1	Power of Attorney (contained on the signature pages of this Registration Statement)

Exhibit 5.1

Our Reference: JWB/M2C/HA228/001

15 August 2014

To:	Board of Directors
James Hardie Industries plc Europa House, Second Floor, Harcourt Centre, Dublin 2

Re:	James Hardie Industries plc Registration Statement on Form S-8 in relation to the Amended and Restated James Hardie Industries plc Long Term Incentive Plan 2006

Dear Sirs,

1.	Basis of Opinion

1.1	We are acting as Irish counsel to James Hardie Industries plc, a public company limited by shares (the “Company”), registered under the laws of Ireland, with its registered office at Europa House, Second Floor, Harcourt Centre, Dublin 2, in connection with the filing by the Company of a registration statement on Form S-8 with the United States Securities and Exchange Commission (the “SEC”) on the date hereof under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the additional 2,000,000 ordinary shares with nominal value of €0.59 per share of the Company (the “Shares”) that may be delivered pursuant to the Amended and Restated James Hardie Industries plc Long Term Incentive Plan 2006 dated 1 August 2006 as amended and restated on 22 August 2008, 21 August 2009, 19 February 2010, 15 June 2010 and 13 August 2012 (the “Plan”).

1.2	This Opinion is confined to and given in all respects on the basis of the laws of Ireland (meaning Ireland exclusive of Northern Ireland) in force as at the date hereof as currently applied by the courts of Ireland. We have made no investigation of and we express no opinion as to the laws of any other jurisdiction or the effect thereof.

1.3	This Opinion is also strictly confined to:

(a)	the matters expressly stated herein at paragraph 2 below and is not to be read as extending by implication or otherwise to any other matter;

(b)	the documents listed in the Schedule (the “Plan Documents”); and

(c)	the searches listed at paragraph 1.5 below.

We express no opinion, and make no representation or warranty, as to any matter of fact or in respect of any documents which may exist in relation to the Plan other than the Plan Documents.

1.4	For the purpose of giving this Opinion, we have examined copies sent to us by email in pdf or other electronic format of the Plan Documents.

1.5	For the purpose of giving this Opinion, we have caused to be made legal searches against the Company on 15 August 2014 on the file of the Company maintained by the Irish Registrar of Companies in Dublin for returns of allotments, special resolutions amending the memorandum and articles of association of the Company and notice of the appointment of directors and secretary of the Company and for the appointment of any receiver, examiner or liquidator.

1.6	This Opinion is governed by and is to be construed in accordance with the laws of Ireland as interpreted by the courts of Ireland at the date hereof. This Opinion speaks only as of its date.

2.	Opinion

Subject to the assumptions and qualifications set out in this Opinion and to any matters not disclosed to us, we are of the opinion that when the Shares have been issued (and, if required, paid for in either cash or services) pursuant to and in accordance with the terms and conditions referred to or summarized in the Plan, the Shares will be validly issued, fully paid up and non-assessable (which term means when used herein that no further sums are required to be paid by the holders thereof in connection with the issue of such shares).

3.	Assumptions

For the purpose of giving this Opinion, we assume the following without any responsibility on our part if any assumption proves to have been untrue as we have not verified independently any assumption:

The Registration Statement and the Plan

3.1	that when filed with the SEC, the Registration Statement will not differ in any material respect from the draft that we have examined;

3.2	that (if required under the terms of the Plan) any awards granted under the Plan will be in consideration of the receipt by the Company prior to the issue of the Shares pursuant thereto of either cash or services at least equal to the nominal value of such Shares and that where Shares are issued under the Plan without the requirement for the payment of cash consideration by the relevant beneficiary, then such shares shall either be fully paid up by the Company or one of its subsidiaries in a manner permitted by section 60(12)(e) of the Companies Act 1963 (as amended) and within the time permitted by Section 29(1) of the Companies (Amendment) Act 1983 or issued for consideration as set out in Section 30(2) of the Companies (Amendment) Act 1983;

3.3	that the filing of the Registration Statement with the SEC has been authorized by all necessary actions under all applicable laws other than Irish law;

3.4	that the exercise of any options granted under the Plan, the granting and vesting of any restricted stock units (“RSUs”) under the Plan and the issue of the Shares upon exercise of such options or vesting of such RSUs (and the issue of the Shares in connection with any other awards granted under the Plan) will be conducted in accordance with the terms and the procedures described in the Plan and the applicable award certificate;

3.5	that the authorities contained in the articles of association of the Company to issue the Shares have not been revoked or limited in any way;

3.6	with respect to Shares issued on or after 31 August 2017 (the date of expiry of the Company’s existing authority to issue shares) that the Company will have renewed its authority to issue the Shares in accordance with the terms and conditions set out in the articles of association of the Company and the Companies Acts 1963 to 2013 of Ireland (and any statutory modification or re-enactment thereof for the time being in place) and such authority shall be in effect at the time of such issuance;

Authenticity and bona fides

3.7	the completeness and authenticity of all documents submitted to us as originals or copies of originals and (in the case of copies) conformity to the originals of copy documents and the genuineness of all signatories, stamps and seals thereon;

3.8	where incomplete Plan Documents have been submitted to us or signature pages only have been supplied to us for the purposes of issuing this Opinion, that the originals of such Plan Documents correspond in all respects with the last draft of the complete Plan Documents submitted to us;

3.9	that the Plan Documents will, where necessary, be executed in a form and content having no material difference to the drafts provided to us, will be delivered by the parties thereto, and that the terms thereof will be observed and performed by the parties thereto;

Accuracy of searches and warranties

3.10	the accuracy and completeness of the information disclosed in the searches referred to in paragraph 1.5 above and that such information has not since the time of such search or enquiry been altered. It should be noted that searches at the Companies Registration Office, Dublin, do not necessarily reveal whether or not a prior charge has been created or a resolution has been passed or a petition presented or any other action taken for the winding-up of or the appointment of a receiver or an examiner to the Company;

3.11	the truth, completeness and accuracy of all representations and statements as to factual matters contained in the Plan Documents; and

Commercial Benefit

3.12	that the Plan Documents have been or will be entered into for bona fide commercial purposes, on arm’s length terms and for the benefit of each party thereto and are in those parties’ respective commercial interest and for their respective corporate benefit.

4.	Disclosure

This Opinion is addressed to you in connection with the registration of the Shares with the SEC. We hereby consent to the inclusion of this Opinion as an exhibit to the Registration Statement to be filed with the SEC. In giving this consent, we do not thereby admit that we are in a category of person whose consent is required under Section 7 of the Securities Act.

Yours faithfully,

/s/ Arthur Cox
ARTHUR COX

SCHEDULE

Plan Documents

1.	A copy of the form of the Registration Statement to be filed by the Company with the SEC.

2.	A copy of the Plan.

3.	A copy of the current memorandum and articles of association of the Company adopted by the Company on 31 August 2012 with effect from its conversion from a Societas Europaea to an Irish public limited company on 15 October 2012.

4.	A certificate from Natasha Mercer, company secretary of the Company confirming that the Company has sufficient share capital to issue the Shares under the Plan, and that all required corporate authorisations have been obtained to reserve the Shares for issue by the board of directors of the Company pursuant to the Plan.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Amended and Restated James Hardie Industries plc Long Term Incentive Plan 2006, to be filed with the Securities and Exchange Commission on or about August 15, 2014, of our reports dated May 22, 2014 with respect to the consolidated financial statements of James Hardie Industries plc and the effectiveness of internal control over financial reporting of James Hardie Industries plc included in its Annual Report (Form 20-F) for the year ended March 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Irvine, California

August 15, 2014